UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 18)*

STERLING FINANCIAL CORPORATION
(Name of Issuer)

$5.00 par value Common Stock
(Title of Class of Securities)

859317 10 9
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 Rule 13d-1(b)
 Rule 13d-1(c)
  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 859317 10 9	13G/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Howard E. Groff, Sr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) (b)
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

	5	SOLE VOTING POWER

1,940,987

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

1,940,987

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,940,987

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.71%

12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G/A
STERLING FINANCIAL CORPORATION

Page 3 of 4 Pages

Item 1 (a)	Name of Issuer: Sterling Financial Corporation

Item 1 (b)	Address of Issuer’s Principal Executive Office:

101 North Pointe Boulevard
Lancaster, PA 17601-4133

Item 2 (a)	Name of Person Filing: Howard E. Groff, Sr.

Item 2 (b)	Address of Principal Business Office or, if none, Residence:

111 East State Street
Quarryville, PA 17566

Item 2 (c)	Citizenship: USA

Item 2 (d)	Title of Class of Securities: $5.00 par value Common Stock

Item 2 (e)	CUSIP Number: 859317 10 9

Item 3	Not applicable - This statement is filed pursuant to Rule 13d-1(c).

Item 4	Ownership:

(a)	Amount Beneficially Owned: 1,940,987

(b)	Percent of Class: 6.71%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	1,940,987
(ii)	shared power to vote or to direct the vote:	0
(iii)	sole power to dispose or to direct the disposition of:	1,940,987
(iv)	shared power to dispose or to direct the disposition of:	0

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Page 4 of 4 Pages

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2006

/s/ Howard E. Groff, Sr.

Howard E. Groff, Sr.